EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Expressed in Canadian Dollars)
(Unaudited)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC  V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Expressed in Canadian Dollars)

	Note	June 30, 2015	December 31, 2014

ASSETS

Current assets
Cash and cash equivalents		$68,871,310	$34,495,175
Receivables and other		16,200,265	12,551,947
		85,071,575	47,047,122
Non-current assets
Restricted cash	3	4,348,750	1,697,250
Property, plant and equipment		7,942,780	8,833,945
Mineral interests	3	833,747,725	759,237,949
		846,039,255	769,769,144

Total Assets		$931,110,830	$816,816,266

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$23,263,145	$13,276,852
Flow-through share premium		1,013,163	-
		24,276,308	13,276,852
Non-current liabilities
Decommissioning and restoration provision		3,594,405	2,096,377
Deferred income tax		20,741,660	22,212,028
Total liabilities		48,612,373	37,585,257

EQUITY

Share capital	4	898,395,146	795,034,595
Share based payment reserve	4	65,832,559	59,969,633
Deficit		(81,729,248)	(75,773,219)
Total equity		882,498,457	779,231,009

Total Equity and Liabilities		$931,110,830	$816,816,266

Contingencies 6
Subsequent event 7

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 7, 2015.

On behalf of the Board:
“Ross A. Mitchell”	“George N. Paspalas”
Ross A. Mitchell (Chairman of Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014

EXPENSES

Accretion of decommissioning and restoration provision		$15,358	$8,684	$24,789	$17,363
Amortization		12,274	19,293	27,042	33,903
Consulting		50,050	26,701	61,850	42,424
Insurance		100,856	87,054	231,101	178,538
Investor relations		334,457	252,005	606,547	508,557
Listing and filing fees		47,943	35,997	311,710	238,199
Office		301,188	296,908	603,047	554,208
Professional fees		113,356	570,537	271,385	1,061,348
Salaries		624,806	364,212	1,526,863	753,136
Share-based compensation	4	1,311,412	1,050,614	3,699,222	1,906,348
Travel and accommodation		120,837	23,032	240,115	52,970
Interest income		(239,316)	(26,728)	(512,902)	(63,902)
Foreign exchange (gain) loss		23,054	221,650	(580,673)	221,650

Loss before taxes		2,816,275	2,929,959	6,510,096	5,504,742

Deferred income tax expense (recovery)		(390,357)	376,185	(554,067)	178,398

Net loss and comprehensive loss for the period		$2,425,918	$3,306,144	$5,956,029	$5,683,140
Basic and diluted loss per common share		$0.02	$0.03	$0.05	$0.05
Weighted average number of common shares outstanding		132,815,364	108,476,377	131,224,516	107,178,086

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian Dollars)

		Six months ended June 30,
	Note	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		$(5,956,029)	$(5,683,140)
Items not affecting cash:
Accretion of decommissioning and restoration provision		24,789	17,363
Amortization		27,042	33,903
Deferred income tax expense (recovery)		(554,067)	178,398
Share-based compensation	4	3,699,222	1,906,348
Gain on sale of equipment		(46,798)	-
Foreign exchange (gain) loss		(553,875)	221,650
Change in non-cash working capital items:
Receivables and other		(380,851)	(173,634)
Accounts payable and accrued liabilities		(560,534)	388,314

Net cash used in operating activities		(4,301,101)	(3,110,798)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	4	106,126,191	28,000,020
Proceeds from exercise of stock options		600,000	-
Share issue costs	4	(3,596,688)	(1,995,793)

Net cash generated by financing activities		103,129,503	26,004,227

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	3	(62,465,253)	(23,022,041)
Mineral recoveries		-	8,719,690
Purchase of property, plant and equipment		(10,289)	(182,575)
Proceeds from sale of equipment		120,900	-
Restricted cash	3	(2,651,500)	(23,000)

Net cash used in investing activities		(65,006,142)	(14,507,926)

Effect of foreign exchange rate changes on cash and cash equivalents		553,875	(221,650)

Change in cash and cash equivalents for the period		34,376,135	8,163,853

Cash and cash equivalents, beginning of period		34,495,175	11,575,090

Cash and cash equivalents, end of period		$68,871,310	$19,738,943

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
 (Unaudited – Expressed in Canadian Dollars)

	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2013		105,051,050	$707,547,196	$53,820,248	$(63,328,447)	$698,038,997
Shares issued under flow-through agreement	4	3,425,327	26,306,513	-	-	26,306,513
Share issue costs	4	-	(1,995,793)	-	-	(1,995,793)
Deferred income tax on share issuance costs		-	469,637	-	-	469,637
Value assigned to options vested	4	-	-	3,729,600	-	3,729,600
Loss for the period		-	-	-	(5,683,140)	(5,683,140)
Balance – June 30, 2014		108,476,377	$732,327,553	$57,549,848	$(69,011,587)	$720,865,814
Balance – December 31, 2014		116,828,081	$795,034,595	$59,969,633	$(75,773,219)	$779,231,009
Shares issued under private placement	4	15,734,316	99,126,191	-	-	99,126,191
Shares issued under flow-through agreement	4	800,000	5,968,000	-	-	5,968,000
Share issue costs	4	-	(3,596,688)	-	-	(3,596,688)
Shares issued upon exercise of options	4	100,000	600,000	-	-	600,000
Transfer from contributed surplus on exercise of options		-	327,910	(327,910)	-	-
Deferred income tax on share issuance costs		-	935,138	-	-	935,138
Value assigned to options vested	4	-	-	6,190,836	-	6,190,836
Loss for the period		-	-	-	(5,956,029)	(5,956,029)
Balance – June 30, 2015		133,462,397	$898,395,146	$65,832,559	$(81,729,248)	$882,498,457

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company owns the Brucejack and Snowfield Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of advancing the Brucejack Project to a development decision and exploring the Snowfield Project.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, the ability to obtain the necessary permits to mine, and on future profitable production or proceeds from the disposition of the Projects.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, these Financial Statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2014.

b)	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future.  Estimates and other judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances.  The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b)	Critical accounting estimates and judgments (cont’d)

•	Impairment

The application of the Company’s accounting policy for impairment of non-financial assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities up to the reporting date.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of June 30, 2015.

•	Determination of commercial viability and technical feasibility of the Brucejack Project

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether technical feasibility and commercial viability of the Brucejack Project is demonstrable.  The Company considered the application status of key environmental permits and concluded that capitalized expenditures related to the Brucejack Project are appropriately classified as an exploration and evaluation asset.

3.	MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration and evaluation projects located in northwest British Columbia.

	Six months ended June 30, 2015
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of period	$143,290,692	$309,067,638	$452,358,330
Additions in the period	93,764	-	93,764
Balance, end of period	$143,384,456	$309,067,638	$452,452,094

Exploration
Balance, beginning of period	$305,165,806	$1,713,813	$306,879,619
Costs incurred in the period
Camp and surface activities	25,655,991	-	25,655,991
Engineering and permitting	20,158,315	165,315	20,323,630
Underground and surface exploration	18,205,899	-	18,205,899
Road and transportation	6,510,273	-	6,510,273
Share based compensation and administration	7,187,219	-	7,187,219
Recoveries	(3,467,000)	-	(3,467,000)
Balance, end of period	$379,416,503	$1,879,128	$381,295,631
Balance, June 30, 2015	$522,800,959	$310,946,766	$833,747,725

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars)

3.	MINERAL INTERESTS (Cont’d)

	Year ended December 31, 2014
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$143,109,910	$309,067,638	$452,177,548
Additions in the year	180,782	-	180,782
Balance, end of year	$143,290,692	$309,067,638	$452,358,330

Exploration
Balance, beginning of year	$243,190,077	$1,422,446	$244,612,523
Costs incurred in the year
Camp and surface activities	22,949,473	-	22,949,473
Engineering and permitting	19,779,073	291,367	20,070,440
Underground and surface exploration	15,317,508	-	15,317,508
Road and transportation	11,731,335	-	11,731,335
Share based compensation and other	5,523,341	-	5,523,341
Recoveries	(13,325,001)	-	(13,325,001)
Balance, end of year	$305,165,806	$1,713,813	$306,879,619
Balance, December 31, 2014	$448,456,498	$310,781,451	$759,237,949

Snowfield and Brucejack Projects

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Project.  Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

In relation to the Brucejack Project, the Company has $4,348,750 of restricted cash which includes $4,216,500 in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars)

4.	CAPITAL AND RESERVES

Authorized Share Capital

On January 15, 2015, the Company completed a private placement of 12,836,826 common shares at $6.30 per share for gross proceeds of $80,872,004 resulting in the acquirer owing approximately 9.9% of the Company’s issued and outstanding shares.  As a result of this agreement, the Company entered into additional subscription agreements with holders who wished to maintain their respective pro rata interest in the Company.  Thus, on January 21, 2015, the Company issued an additional 2,897,490 common shares at $6.30 per share for gross proceeds of $18,254,187.  The combined gross proceeds of these two offerings was $99,126,191 million (before share issue costs of $3,470,171).

On June 8, 2015, the Company completed a private placement of 800,000 flow-through shares at a price of $8.75 per flow-through share for gross proceeds of $7,000,000.  The Company bifurcated the gross proceeds between share capital of $5,968,000 (before share issue costs of $126,517) and flow-through share premium of $1,032,000.

Share Option Plan

The following table summarizes the changes in stock options for the six months ended June 30:
	2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1	10,810,950	$8.48	9,841,950	$8.63
Granted	1,556,000	8.23	510,000	7.44
Exercised	(100,000)	6.00	-	-
Outstanding, June 30	12,266,950	$8.46	10,351,950	$8.57

The following table summarizes information about stock options outstanding and exercisable at June 30, 2015:
	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 – $7.99	7,001,500	$1.90	6,307,000	$6.14
$8.00 - $9.99	1,649,750	3.59	809,000	9.14
$10.00 - $11.99	2,015,700	1.22	2,015,700	11.53
$12.00 - $13.99	1,380,000	2.42	1,380,000	13.69
$14.00 - $15.99	95,000	1.85	95,000	14.70
$16.00 - $17.99	125,000	1.58	125,000	16.48
Outstanding, June 30, 2015	12,266,950	$2.07	10,731,700	$8.54

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars)

4.	CAPITAL AND RESERVES (Cont’d)

The total share option compensation for the six month period ended June 30, 2015 is $6,190,837 (2014 - $3,729,600) of which $3,535,848 (2014 - $1,906,348) has been recorded to share-based compensation in the statement of loss and $2,654,989 (2014 - $1,823,252) has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the six month periods ended June 30, 2015 and June 30, 2014 using the Black-Scholes option pricing model:

	Six months ended June 30
	2015	2014
Risk-free interest rate	1.02%	1.63%
Expected volatility	66.8%	59.2%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

Restricted Share Unit (“RSU”) Plan

The following table summarizes the changes in RSU’s for the six months ended June 30, 2015:
	Number of RSU’s	Weighted average fair value
Outstanding, January 1	330,992	$6.84
Granted	-	-
Settled	(1,433)	8.24
Forfeited/expired	(5,146)	8.24
Outstanding, June 30	324,413	$6.84

The Company’s RSU’s are cash settled share based awards.  At June 30, 2015, a liability of $423,596 (2014 - $61,799) was outstanding and included in accounts payable and accrued liabilities.  For the period ended June 30, 2015, $163,374 (2014 - $Nil) of RSU compensation has been recorded to share-based compensation expense and $198,423 (2014 - $Nil) has been capitalized to mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars)

5.	RELATED PARTIES

Transactions with directors and key management personnel

	Six months ended June 30
	2015	2014
Salaries and management fees	$1,117,938	$787,061
Share based compensation	4,377,513	2,794,312
Total management compensation	$5,495,451	$3,581,373

Subsidiaries

The Company has two wholly owned subsidiaries: Pretium Exploration Inc., which holds interest in the Brucejack and Snowfield Projects, and 0890696 BC Ltd., which holds real estate in Stewart, BC.

6.	CONTINGENCIES

a)	Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company), and Snowden Mining Industry Consultants Ltd. (the “Wong Action”).

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”).  The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden Mining Industry Consultants Ltd.

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s securities.  In the Wong Action, the class period is between November 22, 2012 and October 22, 2013.  In the Tahzibi Action, the class period is between July 23, 2013 and October 22, 2013.

The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack.  The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program.  According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars)

6.	CONTINGENCIES (Cont’d)

The Wong Action claims $60 million in general damages.  The Tahzibi Action claims $250 million in general damages. The plaintiffs in the Ontario Actions have asked for the appointment of a case management judge.  There have been no further steps in the Ontario Actions.

b)	United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014.  Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.  The Court has not yet issued a decision on the motion.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend these matters, although no assurance can be given with respect to the ultimate outcome of such proceedings.

7.	SUBSEQUENT EVENT

On July 30, 2015, we announced that a positive Environmental Assessment Decision Statement was received from the Federal Minister of the Environment.